[ACS LOGO]
September 12, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006

Form 10-Q for Fiscal Quarters ended June 30, 2006
File No. 0-28167
Dear Sir,
In response to your letter of August 14, 2006, set forth herein is the response of Alaska Communications Systems Group, Inc. (“ACS”) or (“the Company”), to your comments on our Form 10-K for the Fiscal Year Ended December 31, 2005, and Form 10-Q for the Fiscal Quarter ended June 30, 2006. For your convenience, each of your comments is set out immediately preceding our corresponding response.
Form 10-K, December 31, 2005
Financial Statements
Consolidated Statements of Operations, Page 4
1.	Explain to us how you applied the guidance of SFAS 144 to your sale of your Directories Business in 2003. Describe for us your consideration of the two classification criteria of paragraph 42 of SFAS 144 and tell us why this gain was not presented outside of income from continuing operations per paragraph 43 of SFAS 144.

R.	SFAS 144 paragraph 42 states the following: The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

At the time ACS initially sold 87.42% of its Directories Business it retained a significant interest in the operations of the Directories Business.

As set out in note 10 “Gain on Disposal of Assets” of its December 31, 2003 Form 10-K, the Company divested 87.42% of its interest in the Directories Business on May 8, 2003 and retained a 12.58% minority interest. The minority interest was retained as the Company wanted to continue its involvement in the Directories Business in order to ensure the spun out business was successful (this was important as the Directories Business shared the ACS brand and there was significant overlap with the Company’s customer base); improve the marketability of the IPO by retaining a significant investment; and to assess market conditions post IPO. Due to the operational effectiveness of the Directories Business post IPO, and favorable market conditions, the Company decided to sell 99.23% of its remaining interest on August 27, 2003, retaining less than a 0.1% of the Directories Business. During the period from May 8 through August 27, 2003, the Company accounted for its investment in the Directories Business using the equity method prescribed by APB 18 “The Equity Method of Accounting for Investments in Common Stock”.

Paragraph 12 of APB 18 states the following: “The equity method tends to be most appropriate if an investment enables an investor to influence the operating or financial decisions of the investee”, while Paragraph 17 of APB18 states: “an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated”. As set out in note 9 “Related Party Transactions” of the Company’s June 30, 2003 Form 10-Q, the Company is able to demonstrate its ability to “influence the operating or financial decisions of the investee” as the Company was able to, and did, maintain minority representation through up to three Managers of the permitted nine Managers[1] of ACS Media LLC (the investee) as long as it owned an interest of 10% or more. In addition to the Company’s ability to influence the operating and financial decisions of the Directories Business, it also entered into several material long term contracts and operating agreements with ACS Media LLC, including a 50-year publishing agreement, a 50-year license agreement and a 10-year billing and collection agreement.

In conclusion, the Company retained significant continuing involvement in the operations of the Directories Business for the period from May 8 through August 27, 2003, as defined by paragraph 42 (b) of SFAS 144, through its minority stake, its appointment of three of the nine Managers of ACS Media LLC and its material long-term contracts..

SFAS 144 paragraph 5 also states “This statement does not apply to...(d) financial instruments, including investments in equity securities accounted for under the cost or equity method”. The Company appropriately did not apply SFAS 144 after

[1]	Managers of an Income Trust are analogous to a company’s Board of Directors it substantially sold its remaining stake in the Directories Business on August 27, 2003.

The Company further notes that EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” and the guidance contained therein was effective for accounting periods beginning on or after January 1 2005 (the Company sold its stake in 2003).
5. Accounts Payable, Accrued and other Current Liabilities, page F-15
2.	Explain to us the specific nature of the accruals included in your litigation “reserve”. With a view towards clarifying policy disclosure, explain to us how you determined the amount to be accrued and when to record an accrual in accordance with SFAS 5 and FIN 14.

R.	The Company’s policy for recording accruals follows the SFAS 5 standard of recognition. SFAS 5 states in paragraph 8: An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. b. The amount of loss can be reasonably estimated. Paragraph 9 goes on to say: Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.

It is the Company’s policy to hold a monthly meeting with members of the Finance and Legal departments to discuss pending litigation. During the meeting potential issues are classified in terms of probability of outcome and estimated monetary exposure. In accordance with SFAS 5 and FIN 14, liabilities are accrued when it is probable they have been incurred and they can be reasonably estimated. If the liability is probable but only a range of outcomes can be predicted then an assessment is made as to whether any amount within the range is a better estimate than any other amount within the range. If no amount within the range is a better estimate than any other, then the minimum amount is accrued.

It is the Company’s policy to fully disclose the nature of any significant contingencies accrued in a footnote regarding commitments and contingencies as well as to disclose any contingencies that do not otherwise meet the criteria for accrual, that are reasonably possible of occurring, along with a range of expected outcomes or a statement that no range can be given.

The specific accrual recorded at December 31, 2005 was made up almost entirely of a reserve for a settled class action lawsuit filed against the Company in 2001. In the December 31, 2005 10-K, disclosure regarding that liability was made in Footnote 22 — Commitments and Contingencies. The footnote reiterates the balance disclosed in Footnote 5 and provides the following disclosure regarding the liability: The Company is involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of business and has recorded litigation reserves of $1,017 as of December 31, 2005 against certain current claims and legal actions. The Company believes that the disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

A class action lawsuit was filed against the Company in May 2001. The litigation alleges various contract and tort claims concerning the Company’s decision to terminate its Infinite Minutes long distance plan. In September 2004, the Company entered into a settlement agreement with plaintiffs’ counsel. As a class action, the court granted preliminary approval of the settlement and provided an opportunity for members of the class to review the proposed settlement and file objections. On February 18, 2005, the court granted final approval of the settlement agreement and dismissed the case. The Company has fully reserved its estimated costs to settle the case in the litigation reserve noted above.
17. Business Segments, page F-31
3.	We note that your Internet segment has operated at a loss for several years, losses that continue in the quarter ended March 31, 2006. Describe for us the SFAS 142 and SFAS 144 reporting units and asset groups included in this reporting segment and explain to us how you determined that impairment charges were unnecessary at each balance sheet date.

R.	The Company divides its business into distinct product and service segments. The Company’s Internet business segment provides Internet service and advanced IP based private networks. The segments asset groups include; accounts receivable, inventory, prepayments, and fixed assets.

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The last time that review resulted in an impairment charge was in 2003. The facts were as such: the Company was prompted to conduct an asset impairment review of its fiber optic Indefeasible Rights of Use (“IRUs”) that were acquired in 1999 and 2001 and certain IP network and certain service center assets due to the termination of the Telecommunications Partnering Agreement (“TPA”) by the State of Alaska (which was a significant customer using these assets), indications that market pricing of similar assets were significantly below the Company’s carrying value, and significant industry and economic trends affecting the Company’s ability to generate positive cash flow from these assets in its interexchange and Internet segments. This review was conducted under the guidelines of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” down to a reporting unit as required by FAS 142 “Goodwill and Other Intangible Assets”. As a result of its review, the Company determined that its carrying value of IRUs exceeded their fair value by $27,128,000 and its carrying value of the IP network and service center assets exceeded their fair value by $15,059,000. Accordingly, the Company recorded a $42,187 impairment charge and wrote down the assets to their fair value during the third quarter of 2003. Based on the terms of the Settlement Agreement, the Company also determined that certain accounts receivable and working capital associated with the TPA would not be fully recoverable and wrote them down to their estimated net realizable value, resulting in a charge of $3,575,000 during 2003. Although the Company reviews its asset base frequently, this was the last time impairment charges were considered necessary.

The Company does monitor net income as an indicator in analyzing segment profitability; however it is not a bright line test. The non-regulated segments of the Company have additional factors that must be considered in assessing their overall contribution to the organization. Factors include that under regulatory accounting, pursuant to SFAS 71 - Accounting for the Effects of Certain Types of Regulation, certain revenue and expenses between the regulated business units and the non-regulated business units are not eliminated in consolidation. In addition, discounts applied to our bundled services are not allowed to be charged to regulated lines of business and must be carried by the non-regulated entities. The Company considers this activity each quarter during the close process and preparation of the segment footnote disclosure.

An analysis for the period under review shows that the Internet segment retained expenses from the local exchange segments of $10,884,000 and $5,722,000, at December 31, 2005 and June 30, 2006 respectively. If Internet did not retain these expenses in those periods the Internet segment would have reported $4,563,000, and $719,000 in net income, rather than the losses reported. The Company concluded that without other extenuating circumstances implying that asset impairment existed, as it did in 2003, no impairment charge was necessary.
4.	In addition, please either revise or tell us why you reported a negative $7,050,000 of total assets for this segment as of December 31, 2005.

R.	The negative total asset balance included in the Internet segment was the result of a large intercompany payable balance included in total assets. The Company’s consolidation procedures map all intercompany payables and receivables to one intercompany receivable line on the balance sheet. For each business segment, that balance moves from payable to receivable as individual transactions occur. In consolidation, these balances all net to zero and have no impact on the face of the financial statements. In a segment view however, these balance are disclosed prior to elimination. Beginning in March of 2006, this segment disclosure was improved to more appropriately reflect the fact that on a segment level, any net payable balance should be reclassed from a negative asset to a liability. The payable balances are now netted out of the asset balances and shown in the elimination column as if the balance was formally moved to a payable account. This presentation was applied to all periods presented in the Company’s March 2006 and June 2006 10-Q’s and will be applied to all periods presented on the 2006 10-K.
Form 10-Q, June 30, 2006
Financial Statements
8. Commitments and Contingencies, Page 16
5.	Refer to the second paragraph of page 16 and explain to us what you mean in the provision “ii) Crest’s restoration of the Company’s traffic carried on another cable system”. Further, refer to the third paragraph of page 16 and explain to us how you accounted for the assumption of ownership of a fiber optic cable network assets from Crest. Describe how you determined the intrinsic value of the option exercise and why you recorded a gain of $1,979,000 on this transaction. Please refer to all pertinent authoritative accounting literature in your response.

R.	Provision ii) as stated above, refers to certain terms in the Company’s agreement with Crest Communications, LLC, that require Crest to provide dedicated restoration of the Company’s traffic carried on another carriers system on to Crest fiber in the event of a disruption in traffic flow, in exchange for a monthly restoration fee.

ACS assumed ownership of the Crest assets pursuant to an agreement originally drafted between the parties in 2002. That agreement fulfilled a commitment to Crest to provide a loan in the aggregate amount of $15 million in return for an option to acquire certain terrestrial assets owned by Crest and receive revenue earned by Crest on the terrestrial assets. In September 2003, after evaluating the fair value of its investments and other non-operating assets against their carrying value, the Company wrote the loan and accrued interest down to zero. The expectation was that the option to acquire the assets would never be exercised. This charge was non-operating in nature and taken to other income and expense. In 2006, the Company executed definitive agreements to assume ownership of the assets for which no further consideration was required. The intrinsic value of the asset was determined to be the cash settlement of $1,979,000 received from Crest in closing the transaction and was recorded as a non-operating gain in the same account originally charged with the non-operating loss on the loan.
Further to our response the Company acknowledges the following:

•	management is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ DAVID WILSON David Wilson Senior Vice President, Chief Financial Officer and Treasurer
Alaska Communications Systems Group, Inc.